Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following communication was distributed by Freescale Semiconductor, Ltd. (the “Company”) to its employees on May 29, 2015, in connection with the proposed business combination between the Company and NXP Semiconductors N.V. (“NXP”).

With the recent Management Team’s direct reports being announced, the Freescale and NXP merger is in full swing. This week, Rick Clemmer was in Austin to walk the halls and meet with employees. While he was here, he recorded some updates and great news about NXP. As you’ll hear, two NXP employees, Franz Amtmann and Philippe Maugars, invented near-field communication (NFC) technology – pioneering an industry revolution. Now they are being considered for the European Inventor Award. As we merge our cutting-edge technologies with NXP, we are also merging incredible talent. We hope you enjoy this update from Rick and thank you again for your commitment to a successful merger.

Click here [hyperlink] for more information about the European Inventor Award.

Transcript of Video from Rick Clemmer:

Hey Ya’ll. Always good to say that. Good to be back in Texas. So I spent the last couple of days here on campus in Austin, getting to spend some time with the troops and really being able to have some good open dialogue. It’s really exciting to walk around the halls and feel the excitement about the combination and where we are, and the opportunity really to create a great company. Even with some of the announcements coming out earlier today with Avago and Broadcom. Which frankly probably positions us even better as it creates some confusion with their customer base and employee base as they go forward. Still a very positive aspect for the Freescale NXP merger and the ability to move forward. The opportunity continues to be outstanding, we continue to get good feedback. Just this morning we announced the sale of the NXP RF power business to a private equity group in China. Also good that we keep a good strong customer base as we have a good viable competitor over the long term associated with that business. Obviously there will be some technologists going along with that transaction which obviously facilitates the merger. And so being able to do that is really key in completing the merger as soon as possible which is clearly what it’s all about so we can get to Day One and move forward together to address the opportunity that exists. As we think about engineering resources and how we can address that to be sure that we make life simpler, just wanted to point out one thing, we have, NXP created NFC technology back over a decade ago and actually have a couple engineers that are nominated for the award for outstanding contribution from an invention viewpoint. We would encourage all of you to think about voting for the NXP candidates for this prestigious award that people compare to the Nobel Prize. Thanks a lot for all your hard work. Obviously the key attention in the near term is continuing to focus on delivering our results and our commitments to our customers both on an independent basis and getting through to the close as soon as we possibly can with the regulatory process being complete. Thanks for all your hard work, looking forward to continuing to work with you and working with you even more going forward into the future. Thanks a lot.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the timing or outcome of pending or future legal proceedings may be difficult to predict; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the preliminary proxy statement/prospectus originally filed with the SEC by NXP on April 2, 2015, amended on May 8, 2015, and further amended on May 29, 2015, the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2015, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On May 29, 2015, NXP filed with the SEC an amendment to the Registration Statement on Form F-4 that was originally filed on April 2, 2015, and amended on May 8, 2015, which includes a preliminary proxy statement of the Company and a preliminary prospectus of NXP. The Registration Statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Following the Registration Statement having been declared effective by the SEC, NXP and the Company will deliver the definitive proxy statement and prospectus, respectively, to their shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS/PROXY STATEMENT, AND THE DEFINITIVE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the preliminary prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus originally filed with the SEC by NXP on April 2, 2015, amended on May 8, 2015, and further amended on May 29, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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